UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000-6814

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I — REGISTRANT INFORMATION

U.S. Energy Corp.
Full Name of Registrant

Former Name if Applicable

950 S. Cherry St., Suite 1515
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80246
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported by U.S. Energy Corp. (the “Registrant”) on Forms 8-K, filed with the Securities and Exchange Commission on February 26, 2019 and March 27, 2019, the Registrant and its wholly-owned subsidiary Energy One LLC (“Energy One”) are plaintiffs in certain litigation amongst the Registrant, Energy One, and the Registrant’s largest shareholder, APEG Energy II, L.P. (“APEG II”), related to that certain Credit Agreement dated July 30, 2010, as amended on April 10, 2012, July 23, 2013, July 16, 2015, August 11, 2016, and June 28, 2017 (the “Credit Agreement”) among Energy One, APEG II as the administrative agent and lender, and the Registrant as guarantor. The Registrant’s management team and other finance and accounting personnel have been focused on the preparation of certain material required in connection with the litigation against APEG II, and consequently, the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, within the prescribed time period by April 1, 2019. Because the Registrant has not been able to obtain and assimilate all information required to complete its accounting and audit for the year, the Registrant has not been able to complete its financial statements and other required disclosures to its Form 10-K. The Registrant expects to file the December 31, 2018 Form 10-K on or before April 16, 2019.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ryan Smith	303	993-3200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

The Registrant expects to report revenues for the year ended December 31, 2018 of approximately $5.5 million as compared to $6.5 million for the year ended December 31, 2017. The Registrant expects to report an operating loss for the year ended December 31, 2018 of approximately $1.3 million as compared to $1.0 million for the year ended December 31, 2017 and a net loss of approximately $1.2 million for the year ended December 31, 2018 as compared to a net loss of $1.4 million for the year ended December 31, 2017. The primary reasons for the changes in revenues, operating loss and net loss relates to, among other factors; a decrease in the Company’s oil and gas production quantities of 33% and 36%, respectively; and (ii) an increase in the Company’s general and administrative expenses of $0.6 million from December 31, 2017 to December 31, 2018. These factors were partially offset by; (iii) a reduction in the Company’s oil and gas production costs of $1.1 million from December 31, 2017 to December 31, 2018; and (iv) an increase in prices received from sales of our oil production of 36%.

The foregoing statements are based on the Company’s current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ. The risks include, but are not limited to, unexpected changes. arising during the annual audit procedures.

U.S. Energy Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2019	By:	/s/ Ryan Smith
Ryan Smith
Chief Financial Officer